Exhibit 991.

ARC Resources Ltd. / ARC Energy Trust Announce the October 2010 increase to the ARX Exchangeable Shares Exchange Ratio, Series A & B

CALGARY, Oct. 29 /CNW/ - (AET.UN and ARX.A - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares, series A & B of the corporation from 2.85413 to 2.86759. Such increase will be effective on November 15, 2010.

The following are the details on the calculation of the exchange ratio:

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                                    10 day
                                    weighted
                                    average              Effective
    Record date              ARC    trading               date of
    of ARC                 Energy   price of                the     Exchange
    Energy                  Trust    AET.UN    Increase  increase   ratio as
    Trust        Opening   distri- (prior to      in        in         of
    distri-     exchange   bution  the end of  exchange  exchange  effective
    bution        ratio   per unit the month) ratio (xx)  ratio      date
   - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
    October 29,                                         November 15,
     2010        2.85413    $0.10   $21.1988   0.01346   2010        2.86759
   - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

    (xx)   The increase in the exchange ratio is calculated by dividing the
           ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.
    >>

A holder of ARC Resources Ltd. exchangeable shares, series A & B can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

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    ARC RESOURCES LTD.
    John P. Dielwart,
    Chief Executive Officer
    >>
%CIK: 0001029509

For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417
CO: ARC Energy Trust

CNW 17:43e 29-OCT-10